Exhibit 99.1

Announcement to the Market

In reply to official letter GAE/CAEM 0267-10 from BM&FBovespa, which requests clarification on a report published by Valor Econômico in its March 1 2010 edition, BRF — Brasil Foods S.A. informs:

•                  In a preliminary analysis of possible synergies to be captured in terms of savings in costs and expenses, we calculate an amount of approximately R$500 million expected to be achieved gradually between 2011 and 2012, reaching the full amount in 2012.

•                  We are forecasting an increase in sales volume to the overseas market of between 3% and 5% and from 8% and 10% in domestic sales in 2010. This is contingent upon the expected positive evolution in results for exports based on improvement in world economic indicators, and that this improvement will be reflected in an increase in consumption of our products, while expected lower unemployment, an increase in the minimum wage and good prospects for growth in Brazilian GDP, among other positive factors, should indicate a positive outlook for domestic consumption.

São Paulo-SP, March 2, 2010.

Leopoldo Viriato Saboya

CFO and IRO

BRF – Brasil Foods S.A.

This announcement contains forward-looking statements within the meaning of the U.S. Securities Exchange Act of 1934, or the “Exchange Act.”  Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions are forward-looking statements. Although we believe that these forward-looking statements are based upon reasonable assumptions, these statements are subject to several risks and uncertainties and are made in light of information currently available to us.  Our forward-looking statements may be influenced by factors, including the following (1) the implementation of the principal operating strategies of our company, including integration of current acquisitions as well as acquisition or investment opportunities that may occur in the future, (2) the cyclicality and volatility of raw materials and selling prices, (3) health risks related to the food industry, (4) the risk of outbreak of animal diseases, in particular avian influenza and A(H1N1) influenza, (5) more stringent trade barriers in key export markets and increased regulation of food safety and security, (6) strong international and domestic competition, (7) general economic, political and business conditions in our company’s markets, both in Brazil and abroad, (8) interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies, (9) the declaration or payment of dividends, (10) the direction and future operation of our company, (11) the implementation of our company’s financing strategy and capital expenditure plans, (12) the factors or trends affecting our company’s financial condition or results of operations and other factors identified or discussed under “Risk factors” in our Annual Report on Form 20-F.  Because they involve risks and uncertainties, our forward-looking statements are not guarantees of future performance, and the actual results or developments may differ materially from the expectations expressed in the forward-looking statements. As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.